MAILANDER LAW OFFICE, INC.

4811 49th Street

San Diego, California 92115

(619) 239-9034 office

tmailander@gmail.com internet

August 9, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Ms. Laura Crotty, Mr. Joe McCann

100 F Street, N.E.

Washington, D. C. 20549-7010

Re:        Marijuana Co of America, Inc.

Registration Statement on Form S-1/A Filed July 23, 2020

File No. 333-239680

Your Correspondence dated August 6, 2020

Dear Ms. Crotty and Mr. McCann:

This letter follows from Marijuana Company of America, Inc.’s receipt and review of the Commission’s letter dated August 6, 2020. The specific comments below are numbered to correspond to your comment letter concerning the Company’s Form S-1/A filed July 23, 2020.

Amendment No. 1 to Form S-1 filed July 23, 2020

General

1. We continue to evaluate your response to prior comment 1 concerning the size of the offering. Please provide us with a response that details how you calculate the public float figure and be sure to account for each 5% holder in your response. Given the magnitude of recent increases in total shares outstanding, please also revise the beneficial ownership table in the registration statement to reflect holdings as of the most recent practicable date. In addition, we note that the beneficial ownership tables provided on pages 74 and 76 disclose substantial changes in the outstanding shares held by executive officers and directors between December 31, 2019 and July 1, 2020, and that the two tables disclosing holdings as of December 31, 2019 do not appear to contain the same information (see table on page 74 and table at the bottom of page 76).

Response:       Calculation of Public Float. Concerning your inquiry about how the float was calculated, the Company determined the total issued and outstanding shares at June 17, the date of the transaction with White Lion, which was 453,012,337. From this amount the Company reviewed information from its transfer agent, and subtracted total restricted shares of 46,802,612, and total shares beneficially owned by affiliates, leaving a total number of shares in the float of 406,209,725. Of this number, the Company calculated 33% to be registered, which amounted to 122,812,847 shares. With respect to 5% shareholders at June 17, the Company reviewed convertible note conversions to date, and determined that none of its convertible note holders accounted for 5% or more of its issued and outstanding shares at June 17.

Beneficial Ownership Tables. The Company reviewed its S-1/A and available information from its transfer agent. Referencing the beneficial ownership tables on pages 74 and 76, the Company noticed that its table for the period ending December 31, 2019 included on page 76 was in error. The beneficial ownership table disclosed on page 74 for the December 31, 2019 period is correct. The Company will file an amendment deleting the page 76 table for the noted period.

U.S. Securities and Exchange Commission

August 9, 2020

The Company will also update its beneficial ownership table on page 74, for 5% beneficial owners, officers and directors as of August 6, 2020, to include one qualifying 5% beneficial owner: St. George Investments, LLC, the beneficial owner of 85,227,273 representing 8.2% of the Company’s issued and outstanding shares. The Company is unaware of any other stockholder owning 5% or more of its issued and outstanding shares.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jesus M. Quintero

Jesus M. Quintero

Chief Executive Officer